TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2003

JUNE FITZMARTYN
CHARTERED ACCOUNTANT
#300 - 2608 GRANVILLE STREET
VANCOUVER, BC V6H 3V3

AUDITOR'S REPORT

To the Shareholders of Teryl Resources Corp., Richmond, B.C.,

          I have audited the consolidated balance sheet of Teryl Resources Corp. as at May 31, 2003 and May 31, 2002 and the consolidated statements of deficit, income and expenses, deferred exploration and development expenditures, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

          I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

          In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2003 and May 31, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, I report that, in my opinion, the principles have been applied on a basis consistent with that of the preceding year.

Vancouver, B.C.	"June Fitzmartyn”
October 16, 2003	CHARTERED ACCOUNTANT

TERYL RESOURCES CORP.

CONSOLIDATED BALANCE SHEET

AS AT MAY 31, 2003

ASSETS	2003	2002
Current Assets:	$	$
Cash	-	-
Prepaids, accounts and accrued receivables	73,797	33,068
Advances to related companies (Note 3)	10.112	1
	83,909	33,069
Investments (Note 4)	4,026	4,026
Office Equipment (Note 5)	3,939	4,923
Oil and Gas Well Interests (Note 6)	-	-
Mineral Property Interests (Note 7)	176,150	156,698
Deferred Expenditures:
Exploration and development (Note 7)	1,849,567	1,629,429
Incorporation	-	1,379
	1,849,567	1,630,808
	2,117,591	1,829,524
LIABILITIES
Current Liabilities:
Bank overdraft	50,381	6,840
Accounts payable and accrued liabilities	622,410	513,265
Estimated liability for income and capital taxes (Note	750	862
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	655,996	385,567
	1,479,537	1,056,534
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,297,375	6,020,427
Subscriptions Received (Notes 12 & 15)	69,972	158,044
Deficit	(5,729,293)	(5,405,481)
	638,054	772,990
	2,117,591	1,829,524

Approved by the Directors:

“J. ROBERTSON”                                            J. Robertson

“J. LORETTE”                                                   J. Lorette

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF INCOME AND EXPENSES

FOR THE YEAR ENDED MAY 31, 2003

	2003	2002
	$	$
Mineral Claim Operations:
Revenue	-	-
Expenses:
Exploration and development written off re inactive claims	2,152	2,268
Property costs written off re lapsed/optioned claims	-	1
	2,152	2,269

Net Income (Loss) from Mineral Claim Operations	(2,152)	(2 269)
Oil and Gas Operations:
Revenue	24,255	19,510
Expenses:
Operating expenses	8,823	10,337
Amortization on wells (Note 6)	-	3,027
	8,823	13,364

Net Income (Loss) from Oil and Gas Operations	15,432	6,146

Net Operating Income (Loss)	13,280	3,877
Other Income:
Recovery of bad debt	-	26,268

Net Income (Loss) before other Expenses	13,280	30,145
Other Expenses:
Administration expenditures (Schedule A)	337,092	112,505

Net Income (Loss) for the Year	(323,812)	(82,360)

EARNINGS (LOSS) PER SHARE (Note 8)	(0.0135)	(0.0036)

CONSOLIDATED STATEMENT OF DEFICIT

Deficit at Beginning of Year	(5,405,481)	(5,323,121)

Add: Net Income (Loss) for the Year	(323,812)	(82,360)

Deficit at End of Year	(5,729,293)	(5,405,481)

Schedule A

TERYL RESOURCES CORP.

CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2003

	2003	2002
	$	$

Publicity, promotion and investor relations	177,606	4,413
Management and director's fees (Note 13)	63,000	30,000
Audit, accounting and consulting (Note 13)	34,953	14,582
Telephone and telecopier	26,119	3,335
Office, stationery, delivery and moving	18,140	6,465
Filing fees	17,030	6,218
Office rent and utilities (Note 13)	15,191	13,785
Secretarial costs	15,013	-
Interest on debenture (Note 9)	14,697	14,697
Legal and subsidiary legal costs	14,229	1,388
Transfer agent fees	6,538	3,273
Travel, auto and entertainment	6,535	-
Corporation capital taxes	4,751	4,977
Shareholders and meeting costs	2,284	-
Bank charges and interest	1,847	970
Write off of incorporation costs	1,379	-
Foreign exchange loss (gain)	(83,152)	(9,169)
Financing fees (Note 11)	-	16,500
Amortization	984	1,231
	337,144	112,665
Less: Interest income	52	160

Administration Expenditures for the Year	337,092	112,505

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION

AND DEVELOPMENT EXPENDITURES

FOR THE YEAR ENDED MAY 31, 2003

	2003	2002
	$	$
Silverknife Claims: (Joint Venture) (Note 7A)
Work assessment	2,152	2,268
Fish Creek Claims: (Joint Venture) (Note 7B)
Geophysical survey	45,100	-
Assays, maps, reports and insurance	2,495	-
	47,595	-
West Ridge Claims: (Note 7C)
Geophysical survey	11,277	500
Rent assessment	9,815	-
Assays and maps	1,884	784
	22,976	1,284
Gil Venture: (Joint Venture) (Note 7D)
Maps and reports	5,072	-
Phase II exploration - trenching and drilling	144,495	82,650
	149,567	82,650
Exploration and Development for the Year	222,290	86,202
Exploration and Development at Beginning of Year	1,629,429	1,545,495
	1,851,719	1,631,697
Less: Exploration and development written off:
Re inactive claims	2,152	2,268

Exploration and Development at End of Year	1,849,567	1,629,429

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MAY 31, 2003

	2003	2002
	$	$

Operating Activities:
Revenue receipts for the year	22,915	8,291
Receipt of interest income	49	164
Refunds of goods and services sale taxes	10,824	3,873
Decrease in estimated liability for taxes	(112)	-
Payment of interest on debenture	(15,000)	(15,000)
Payments to suppliers for goods and services	(361,193)	(85,254)
Cash Flows Provided (Used) by Operating Activities	(342,517)	(87,926)

Financing Activities:
Share Capital Issued for Cash (Note 12)	260,948	-
Advances from (to) related companies (Notes 3 & 10)	260,318	83,741
Cash Flows Provided by Financing Activities	521,266	83,741

Investing Activities:
Current exploration and development payments	(222,290)	(3,552)
Cash Flows Provided (Used) by Investing Activities	(222,290)	(3,552)

Increase (Decrease) in Cash for the Year	(43,541)	(7,737)

Cash (Deficiency) at Beginning of Year	(6,840)	897

Cash (Deficiency) at End of Year	(50,381)	(6,840)

TERYL RESOURCES CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS AT MAY 31, 2003

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:
	[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

	[c]	Equipment:
The Company records its equipment at cost and depreciates it on the declining-balance basis at 20% per annum.

	[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:
( I)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

( I)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At May 31, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

	[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

	[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ I]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2003. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2003	2002
Linux Gold Corp. (See Note 4)	3,719	-
Reg Technologies Inc.	5,983	-
Information Highway.com Inc.	409	-
International Diamond Syndicate Ltd. (See Note 4)	1	1
	10,112	1

The advances to related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At May 31, 2003

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’s property has no proven economic reserves, so there is little expectation of recovery.

Linux Gold Corp. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 543 Cdn. at May 31, 2003 (2002 - $ 935).

	2003	2002
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
Linux Gold Corp. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	(17,716)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	34,932	34,932
	Less: Accumulated amortization	30,993	30,009
		3,939	4,923

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The wells have been entirely amortized over the past seven years.

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	2003	2002
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	19,452	-
West Ridge	Dome Creek, Alaska	100%	C	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	D	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	E	9,381	9,381

				176,150	156,698

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At May 31, 2003

7.	MINERAL PROPERTY INTERESTS (Continued):

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Corp. entered into an agreement whereby Teryl may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000. Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US.

C.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to an agreement, between Kinross Gold Corporation and Teryl, Inc. dated August 1, 1999, Kinross could earn a 70% interest in the West Ridge claims by paying $ 285,000 US ($ 60,000 received) over five years, expending $ 1,500,000 US on work program and paying all property and assessment payments during that time. On November 30, 2001, Kinross withdrew from the agreement after satisfying all their obligations. Teryl, Inc. retains its 100% interest in the claims and has been conducting a geophysical survey over the past two years.

D.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2002 and 2003 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 144,495 ($ 101,228 US) in the May, 2003 year and $ 82,650 ($ 53,340 US) in the May, 2002 year. Further cash calls are expected for the 2004 year.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At May 31, 2003

7.	MINERAL PROPERTY INTERESTS (Continued):

E.	STEPOVICH LEASE:

On September 28, 1990, the Company through its subsidiary Teryl, Inc., granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest to Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

F.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest in the Amad mineral claims, located in the Lac de Gras area of the Northwest Ter- ritories, by paying $ 40,000 cash, expending $ 250,000 on the property and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely since the claims were not currently being explored and had no proven economic reserves. These claims were entirely written off at May 31, 2002 as they had lapsed.

SUMMARY OF MINING PROPERTIES:

	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/01	2002	May 31/02	2003	May 31/03
Silverknife	1		1		1
Fish Creek				19,452	19,452
Amad - lapsed	1	(1)	-		-
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381		9,381		9,381
	156,699	(1)	156,698	19,452	176,150

DEFERRED EXPLORATION AND DEVELOPMENT:

West Ridge	244,902	1,284	246,186	22,976	269,162
Gil Venture	1,299,592	82,650	1,382,242	149,567	1,531,809
Stepovich Lease	1,001		1,001		1,001
Fish Creek				47,595	47,595
Silverknife - inactive		2,268		2,152
Silverknife - inactive	-	(2,268)	-	(2,152)	-
	1,545,495	83,934	1,629,429	220,138	1,849,567

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At May 31, 2003

8.	INCOME TAXES, DEFERRED LOSSES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 1,127,460 available to reduce future taxable income until the year 2010, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,118,478 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 750 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests which would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow- through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto, these expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 23,934,235 shares (2002 - 23,033,238 shares).

Diluted earning per share is calculated using the Treasury Stock Method, whereby it is assumed that proceeds on the exercised stock options are used by the Company to repurchase its shares at the average market price during the year of $ 0.40 (2002 - $ .20). As the 2003 and 2002 years both resulted in a loss there are no figures presented as the effect would be anti-dilutive.

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 13,827 was accrued to May 31, 2003 (2002 - $ 14,130). Teryl paid Keltic Bryce $ 15,000 interest on January 15, 2003.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. are negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At May 31, 2003

10.	ADVANCES FROM RELATED COMPANIES consist of:	2003	2002
	Access Information Systems Inc.	128,578	24,715
	JGR Petroleum Inc.	102,214	80,765
	Linux Gold Corp. (See Note 4)	-	265
	Rainbow Network	61,348	43,170
	Reg Technologies Inc.	-	4,568
	540330 BC Ltd.	78,228	-
	Sovo Computer Centre	4,953	3,600
	SMR Investments Ltd.	280,675	228,484
		655,996	385,567

The advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. During the 2002 year IBK was paid $ 12,500 for work done and out of pocket fees. The agreement expired without any capital being raised.

In the 2002 year the Company entered into an agreement with Georgia Pacific Securities to endeavour to raise up to $ 1,000,000 in equity financing and paid $ 4,000 as a non-refundable financing fee. No capital was raised through this agreement.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	100,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the common shares to 100,000,000, which was completed November 25, 2002.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At May 31, 2003

12.	SHARE CAPITAL (Continued):

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 2001 & May
31, 2002		18,633,174		5,062,288
Shares issued in May 31, 2003 Year:
Private placement	A	1,500,000	0.10	150,000
Employee stock option exercised	B	12,500	0.15	1,875
Private placement warrants exercised	C	275,000	0.12	33,000
Private placement	D	217,350	0.35	76,073
		2,004,850		260,948
Total Issued for Cash at May 31, 2003		20,638,024		5,323,236
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2001 and May 31, 2002		2,497,359		604,659
Shares issued in May 31, 2003 Year:
Fish Creek mineral property	E	200,000	0.08	16,000
Total Issued to May 31, 2003		2,697,359		620,659

FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2002 and May 31, 2003		1,902,705		353,480

TOTAL SHARES ISSUED AT MAY 31, 2003		25,238,088		6,297,375

A.

On December 11, 2002, the Company issued 1,500,000 units of capital stock at a price of $ 0.10 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 150,000. Each unit consists of one common share and one share purchase warrant exercisable within the first year for $ 0.12 and $ 0.15 within the second year per common share.

B.	On December 20, 2002, J Singh, exercised an Employee Stock Option for 12,500 shares at $ 0.15 per share to net the treasury $ 1,875.

C.	On January 15 and 23, 2003, two individuals exercised Private placement warrants for a total of 275,000 shares at $ 0.12 per share to net the treasury $ 33,000.

D.

On May 23, 2003, the Company issued 217,350 shares of capital stock at a price of $ 0.35 per unit, pursuant to a Private Purchase agreement, to net the treasury $ 76,073. These shares were issued in regards to a subscription received by its subsidiary, Teryl, Inc., as described in Note 15.

E.	On December 16, 2002, the Company issued 200,000 common shares, at a price of $ 0.08 each, to Linux Gold Corp. pursuant to the Fish Creek mineral claims agreement described in Note 7B.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
As At May 31, 2003

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At May 31, 2003, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Private placement Warrants (Note 12A)	1,250,000	0.12/0.15	Dec. 11/04
Consultant’s Option	350,000	0.40	Feb. 19/06
Director’s Option	1,000,000	0.15	Apr. 22/07
Senior Officers’ Options	600,000	0.15	Apr. 22/07
Employee's Option	37,500	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Sept. 23/07
Senior Officer’s Option	200,000	0.15	Nov. 22/07
Consultant’s Option	50,000	0.40	Dec. 16/07
Consultants’ Options	175,000	0.40	Mar. 4/08
	3,687,500

On September 12, 2000, the Company granted a Directors’ stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years. These options were renegotiated on April 22, 2002 to reduce the price per share to $ 0.15 and the term was increased to five years from the date of renegotiation.

On April 22, 2002, the Company granted stock options to a senior officers to purchase up to 600,000 common shares at a price of $ 0.15 for a five year period. On April 22, 2002, the Company granted a stock option to an employee to purchase up to 50,000 common shares at a price of $ 0.15 for a five year period of which 12,500 have been exercised.

On September 23, 2002, the Company granted a stock options to an employees to purchase up to 25,000 common shares at a price of $ 0.15 for a five year period.

On November 22, 2002, the Company granted a stock option to a senior officer to purchase up to 200,000 common shares at a price of $ 0.15 for a five year period.

On December 16, 2002, the Company granted a stock option to a consultant to purchase up to 50,000 common shares at a price of $ 0.40 for a five year period.

On February 19, 2003, the Company granted a stock option to a consultant to purchase up to 350,000 common shares at a price of $ 0.40 for a three year period.

On March 4, 2003, the Company granted stock options to three consultants to purchase up to 175,000 common shares at a price of $ 0.40 for a five year period.

See Note 14 “Subsequent Events” for details on a Private Placement after year end.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
As At May 31, 2003

12.	SHARE CAPITAL (Continued):

Stock Based Compensation Expense:

On September 23, 2002; November 22, 2002; December 16, 2002; February 19,2003 and March 4, 2003, the Company issued stock options to various senior officers, directors, employees and consultants, to purchase up to 225,000 common shares at a price of $ 0.15 per share and up to 225,000 common shares at a price of $ 0.40 per share within five years and 350,000 common shares at a price of $ 0.40 per share within three years. On a pro-forma basis, had compensation expense for the stock options been determined based on the fair value method, the Company’s net loss for the year would have been increased by $ 115,980 to $ 439,792. The pro-forma net loss per share would have increase to $ 0.0184 from $ 0.0135. The Company does not reflect this pro-forma cost in its accounts.

The fair value of the stock options at the dates of the grants was estimated to be $ 115,980, using the Black-Scholes model with the assumption being a risk free rate of between 4.5% and 4.75%, a volatility of 500%, expected option lives of between 3 years and 5 years and a zero dividend yield.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Notes 3 & 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company was deemed to have paid SMR management fees totalling $ 30,000 during the current year (2002 - $ 30,000 and $ 4,000 for rent). See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares of Linux Gold Corp., US a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re Linux advances. See Note 7B regarding mineral property transactions with Linux.

Administration consulting fees of $ 33,000 (2002 - $ 3,568) were paid to Lorette Enterprises, a proprietorship owned by J. Lorette, Vice-President of the company. Secretarial fees of $ 15,013 were paid to M. van Oord, a director of the company.

Office rent amounting to $ 2,700 (2002 - $ 7,200) was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
As At May 31, 2003

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On August 18, 2003, the Company announced it had arranged a Private Placement of 2,000,000 units of capital stock at a price of $ 0.25 per unit. Each unit will consist of one common share and one-half share purchase warrant exercisable within the first year for $ 0.30 per common share and for $ 0.40 per common share within the second year. This Private Placement replaces one announced on March 28, 2003 for $ 0.35 per unit.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7C, 7D & 7E regarding mineral claim properties, exploration and development and option agreements.

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2003.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. See Note 12 regarding the $ 76,073 ($ 51,750 US) worth of capital stock issued May 23, 2003 for these subscriptions. One subscriber did not return his agreement and negotiations are still proceeding to resolve this.

16.	CHANGE OF NAME:

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company’s named changed to Teryl Gold Inc. This had not been done by the date of these financial statements.